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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                              POLLO TROPICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                              CARROLS CORPORATION
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (AND ASSIGNEE INTERESTS THEREIN)
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ALAN VITULI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              CARROLS CORPORATION
                                968 JAMES STREET
                            SYRACUSE, NEW YORK 13203
                                 (315) 424-0513
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy To:
                             HOWARD S. JACOBS, ESQ.
                              WAYNE A. WALD, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                         NEW YORK, NEW YORK 10022-2585
                                 (212) 940-8800

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
      ----------------------                 --------------------
           $99,199,683                            $19,839.94

* For purposes of calculating the filing fee only. This amount assumes the purchase of (i) 8,223,818 outstanding shares of common stock, par value $.01 per share (the 'Common Stock'), of the subject company and (ii) 794,335 shares of Common Stock issuable upon exercise of outstanding stock options, for $11.00 per share of Common Stock, net to the seller in cash. The amount of filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid: Not applicable            Filing party: Not applicable
Form of Registration No.: Not applicable          Date Filed: Not applicable

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

CUSIP No. 731513 10 7            SCHEDULE 14D-1                Page 2 of 8 Pages


 1.        NAMES OF REPORTING PERSON:
           Carrols Corporation

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           16-0958146

 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
           (a)      / /
           (b)      / /

 3.        SEC USE ONLY

 4.        SOURCE OF FUNDS*:
           BK

 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f)
                                                                            / /

 6.        CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware

 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           0

 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES*:
                                                                            / /

 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           0%

10.        TYPE OF REPORTING PERSON*:
           CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 731513 10 7            SCHEDULE 14D-1                Page 3 of 8 Pages


 1.        NAMES OF REPORTING PERSON:
           Carrols Holdings Corporation

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           16-1287774

 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
           (a)      / /
           (b)      / /

 3.        SEC USE ONLY

 4.        SOURCE OF FUNDS*:
           BK

 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(e) or 2(f)
                                                                            / /

 6.        CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware

 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           0

 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES*:
                                                                            / /

 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           0%

10.        TYPE OF REPORTING PERSON*:
           CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this 'Statement') relates to the offer by Carrols Corporation, a Delaware corporation (the 'Purchaser'), to purchase all of the outstanding shares (the 'Shares') of common stock, par value $.01 per share (the 'Common Stock') of Pollo Tropical, Inc., a Florida corporation (the 'Company'), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 (the 'Offer to Purchase'), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the 'Offer').

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Pollo Tropical, Inc., a Florida corporation, and the address of its principal executive offices is 7300 N. Kendall Drive, 8th Floor, Miami, Florida 33156.

     (b) The class of securities to which this Statement relates is the Common Stock. As of March 29, 1998, there were 8,223,818 Shares of Common Stock issued and outstanding. The Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $11.00 per Share, net to the seller in cash.

     (c) The information set forth in 'Section 6--Price Range of the Shares; Dividends on the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is being filed by the Purchaser. The information set forth in the 'INTRODUCTION' and 'Section 9--Certain Information Concerning the Purchaser' of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of the Purchaser and of Carrols Holdings Corporation, a Delaware corporation and the sole stockholder of the Purchaser, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employment are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)(1) Other than the transactions described in Item 3(b) below, neither the Purchaser, nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the 'INTRODUCTION', 'Section 9--Certain Information Concerning the Purchaser', 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' and 'Section 12--Plans for the Company; Other Matters' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in 'Section 10--Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in the 'INTRODUCTION', 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' and 'Section 12-- Plans for the Company; Other Matters' of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in 'Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in 'Section 9--Certain Information Concerning the Purchaser' and 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the 'INTRODUCTION', 'Section 10--Source and Amount of Funds', 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements', 'Section 12--Plans for the Company; Other Matters' and 'Section 16--Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' and 'Section 16--Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Not applicable. The bidder's financial condition is not material to a decision by a security holder of the subject company whether to sell, tender or hold securities being sought in the tender offer.

ITEM 10. ADDITIONAL INFORMATION

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser, or to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, and the Company, or any of the Company's executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the 'INTRODUCTION', 'Section 12--Plans for the Company; Other Matters', 'Section 14--Conditions of the Offer' and 'Section 15--Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in 'Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations' and 'Section 15--Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in 'Section 15--Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is hereby incorporated herein by this reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   (a)(1)  Offer to Purchase, dated June 10, 1998.
   (a)(2)  Letter of Transmittal.
   (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
   (a)(4)  Cover letter, dated June 10, 1998, from the Purchaser to holders of common stock, par value $.01 per share, of the Company.
   (a)(5)  Notice of Guaranteed Delivery.
   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
   (a)(7)  Press Release jointly issued by the Purchaser and the Company, dated June 4, 1998.
   (a)(8)  Press Release jointly issued by the Purchaser and the Company, dated June 10, 1998.
   (a)(9)  Form of Summary Advertisement, dated June 10, 1998.
      (b)  Commitment Letter, dated June 1, 1998, from Chase Bank of Texas, National Association and Chase
           Securities Inc. to the Purchaser.
   (c)(1)  Agreement and Plan of Merger, dated as of June 3, 1998, by and among the Purchaser and the Company.
   (c)(2)  Tender Agreement.
   (c)(3)  Non-Competition Agreement.
      (d)  None.
      (e)  Not applicable.
      (f)  None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 1998

                                    CARROLS CORPORATION
                                    By: /s/ Joseph A. Zirkman
                                       --------------------------------
                                       Name: Joseph A. Zirkman
                                       Title: Vice President and General Counsel

                                    CARROLS HOLDINGS CORPORATION
                                    By: /s/ Joseph A. Zirkman
                                       ---------------------------------
                                       Name: Joseph A. Zirkman
                                       Title: Vice President and General Counsel

                               INDEX TO EXHIBITS

EXHIBIT
  NO.      EXHIBIT                                                                                                PAGE
--------   -------                                                                                                ----
(a)(1)     --    Offer to Purchase, dated June 10, 1998.
(a)(2)     --    Letter of Transmittal.
(a)(3)     --    Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
(a)(4)     --    Cover letter, dated June 10, 1998, from the Purchaser to holders of common stock, par value
                 $.01 per share, of the Company.
(a)(5)     --    Notice of Guaranteed Delivery.
(a)(6)     --    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)     --    Press Release jointly issued by the Purchaser and the Company, dated June 4, 1998.
(a)(8)     --    Press Release jointly issued by the Purchaser and the Company, dated June 10, 1998.
(a)(9)     --    Form of Summary Advertisement, dated June 10, 1998.
(b)        --    Commitment Letter, dated June 1, 1998, from Chase Bank of Texas, National Association and
                 Chase Securities Inc. to the Purchaser.
(c)(1)     --    Agreement and Plan of Merger, dated as of June 3, 1998, by and among the Purchaser and the
                 Company.
(c)(2)     --    Tender Agreement.
(c)(3)     --    Non-Competition Agreement.
(d)        --    None.
(e)        --    Not applicable.
(f)        --    None.